Oncolytics Biotech® Announces Productive FDA Type C Meeting on its Metastatic Breast Cancer Program

Clear path forward on key elements of the planned potential registration-enabling trial in HR+/HER2- metastatic breast cancer

On track to report overall survival results from the randomized HR+/HER2- metastatic breast cancer BRACELET-1 trial in H2 2024

SAN DIEGO, CA, and CALGARY, AB, June 27, 2024 -- Oncolytics Biotech® Inc. (NASDAQ: ONCY) (TSX: ONC), a leading clinical-stage company specializing in immunotherapeutics for oncology, today announced that the Company received productive feedback from its Type C meeting with the U.S. Food and Drug Administration (FDA), supporting the planned potential registration-enabling trial for pelareorep in HR+/HER2- metastatic breast cancer (mBC). The FDA supports progression-free survival as the primary endpoint of the study, with overall survival as a key secondary endpoint. The Company’s proposed study will enroll patients who have failed hormonal therapy and have received no more than one line of antibody-drug conjugate (ADC) therapy.

“Aligning with the FDA on key design elements and objectives of our planned registrational trial for pelareorep marks a critical step towards bringing this innovative treatment to patients,” said Thomas Heineman, M.D., Ph.D., Chief Medical Officer at Oncolytics. “Our de-risked program builds on compelling data and key learnings from two randomized studies, BRACELET-1 and IND-213, which demonstrated clinically meaningful benefit in patients receiving pelareorep and paclitaxel compared to paclitaxel alone. Additionally, translational data from the AWARE-1 study highlights pelareorep’s immune-mediated mechanism of action in breast cancer patients. We are now well-positioned to deliver on our mission of making pelareorep available to breast cancer patients in need of better treatment options.”

Wayne Pisano, Interim CEO and Chair of the Board of Oncolytics, commented, "We are appreciative of the thoughtful dialog with the FDA and are pleased to have reached an important regulatory milestone that provides a clear path forward for pelareorep’s advancement towards registration in HR+/HER2- mBC. Looking ahead, initiating a registration-enabling trial has become a major corporate objective, and in parallel, we remain on track to report survival data from the BRACELET-1 study in HR+/HER2- mBC in the second half of the year. We believe these data will further bolster our compelling data package and underscores the therapeutic potential of pelareorep. We remain committed to improving the standard of care and addressing the high unmet medical needs of these patients.”

About Oncolytics Biotech Inc.
Oncolytics is a clinical-stage biotechnology company developing pelareorep, an intravenously delivered immunotherapeutic agent. Pelareorep has demonstrated promising results in two randomized Phase 2 studies in metastatic breast cancer and Phase 1 and 2 studies in pancreatic cancer. It acts by inducing anti-cancer immune responses and promotes an inflamed tumor phenotype -- turning "cold" tumors "hot." This allows the anti-tumor immune cells, induced by pelareorep, to attack the cancer.

Pelareorep has demonstrated synergies with multiple approved oncology treatments. Oncolytics is currently conducting and planning combination clinical trials with pelareorep in solid and hematological malignancies as it advances towards registrational studies in metastatic breast cancer and pancreatic cancer, both of which have received Fast Track designation from the FDA. For further information, please visit: www.oncolyticsbiotech.com or follow the company on social media on LinkedIn and on X @oncolytics.

This press release contains forward-looking statements, within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended and forward-looking information under applicable Canadian securities laws (such forward-looking statements and forward-looking information are collectively referred to herein as "forward-looking statements"). Forward-looking statements contained in this press release include Oncolytics’ belief as to the potential, mechanism of action and benefits of pelareorep as a cancer therapeutic; our belief that we are now well-positioned to deliver on our mission of making pelareorep available to breast cancer patients in need of better treatment options; our belief that the outcome of the meeting with the FDA is an important regulatory milestone that provides a clear path forward for pelareorep’s advancement towards registration in HR+/HER2- mBC; our corporate objective of initiating a registration-enabling trial; our belief that we remain on track to report survival data from the BRACELET-1 study in HR+/HER2- mBC in the second half of the year; our belief in the therapeutic potential of pelareorep; our commitment to improving the standard of care and addressing the high unmet medical needs of these patients; our plans to advance towards registrational studies in metastatic breast cancer and pancreatic cancer; and other statements related to anticipated developments in Oncolytics’ business and technologies. In any forward-looking statement in which Oncolytics expresses an expectation or belief as to future results, such expectations or beliefs are expressed in good faith and are believed to have a reasonable basis, but there can be no assurance that the statement or expectation or belief will be achieved. Such forward-looking statements involve known and unknown risks and uncertainties, which could cause Oncolytics’ actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the availability of funds and resources to pursue research and development projects, the efficacy of pelareorep as a cancer treatment, the success and timely completion of clinical studies and trials, Oncolytics’ ability to successfully commercialize pelareorep, uncertainties related to the research and development of pharmaceuticals, uncertainties related to the regulatory process and general changes to the economic environment. In particular, we may be impacted by business interruptions resulting from COVID-19 coronavirus, including operating, manufacturing supply chain, clinical trial and project development delays and disruptions, labour shortages, travel and shipping disruption, and shutdowns (including as a result of government regulation and prevention measures). We may incur expenses or delays relating to such events outside of our control, which could have a material adverse impact on our business, operating results and financial condition. Investors should consult Oncolytics’ quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Investors are cautioned against placing undue reliance on forward-looking statements. The Company does not undertake any obligation to update these forward-looking statements, except as required by applicable laws.

Company Contact Jon Patton Director of IR & Communication jpatton@oncolytics.ca	Investor Relations for Oncolytics Timothy McCarthy LifeSci Advisors +1-917-679-9282 tim@lifesciadvisors.com